Ruth’s Hospitality Group, Inc.

400 International Parkway, Suite 325

Heathrow, FL 32746

(407) 333-7440 Main (407) 333-7442 Fax

Via Edgar and Facsimile (703) 813-6967

May 11, 2011

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 3561

Washington, D.C. 20549

Re:	Ruth’s Hospitality Group, Inc.

Form 10-K for the fiscal year ended December 26, 2010 filed on March 4, 2011

File No. 000-51485

Dear Ms. Cvrkel:

On behalf of Ruth’s Hospitality Group, Inc. (the “Company”), this letter responds to the letter, dated April 29, 2011 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) to Robert M. Vincent, the Company’s Executive Vice-President and Chief Financial Officer, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2010 filed on March 4, 2011. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses (which are presented in italics), and correspond to the numbered paragraphs in the Comment Letter.

In responding to the comments herein, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

May 11, 2011

Form 10-K for the fiscal year ended December 26, 2010

Item 1A. Risk Factors, page 11

1.	We note in your disclosure that the “risks and uncertainties described below are not the only ones the Company faces” and the “risks and uncertainties include, but are not limited” to the risk factors included in this section. In your future filings, please revise to clarify that you have discussed all known material risks.

The Company confirms that it will clarify in future filings that all known material risks have been disclosed.

Notes to the Financial Statements

Note 5. Long-Term Debt, page F-17

2.	We note your disclosure in Note 5 that on February 12, 2010 you entered into a Second Amendment to the First Amended and Restated Credit Agreement which reduced the revolving loan commitment, extended the scheduled maturity of the credit agreement, and provided the Company with a less restrictive set of covenants. Please tell us how you accounted for this modification in accordance with ASC 470-50-40.

Consistent with the guidance under ASC 470-50-40-21 the Company evaluated the borrowing capacity of the old arrangement and the new arrangement to determine the accounting for the unamortized debt costs associated with the old arrangement and any fees and third party costs associated with the new arrangement. The Company determined that the borrowing capacity of the new arrangement was greater than the borrowing capacity of the old arrangement. The borrowing capacity was determined by taking the product of the remaining term and maximum available credit of the new arrangement compared to the product of the remaining term and maximum available credit of the old arrangement. The balance of the existing unamortized deferred debt costs from the old arrangement as well as the debt costs directly related to the new arrangement are being amortized over the five year term expiring February 12, 2015.

Note 6. Redeemable Convertible Preferred Stock

3.	We note from your disclosure that the convertible preferred stock is convertible at any time at the option of the holders and as required by the Registration Rights Agreement, you issued an S-3 on December 30, 2010 registering these potentially convertible shares with the SEC. Please tell us how you evaluated the conversion feature of the preferred stock as a potential derivative that would be bifurcated and accounted for separately under ASC 815. As part of your response please specifically tell us if settlement is permitted in unregistered shares or if you are required to maintain an effective registration statement.

The Company evaluated the conversion feature of the preferred stock agreement under the provisions of ASC 815 to determine if it would meet the requirements of an embedded

United States Securities and Exchange Commission

May 11, 2011

derivative which would require bifurcation from the host contract (the preferred stock). The Company determined that the conversion feature did not meet all three required criteria for bifurcation and separate accounting under ASC 815. The Company assessed that the conversion feature is (a) indexed to its own stock and (b) classified in stockholders’ equity in its statement of financial position, which according to paragraph 74 of ASC 815-10-15, shall not be considered a derivative financial instrument for purposes of applying ASC 815.

In evaluating the above, the Company considered the guidance in ASC 815-40. The Company noted that there is no provision in the preferred stock agreement that entitles either party to convert the preferred stock based on changes in an observable market, other than the market for the Company’s own stock, that settlement of the conversion terms are in a fixed number of shares (subject to adjustment for customary anti-dilution provisions consistent with the guidance and examples provided for in ASC 815-40), and that the conversion terms were consistent with the provisions to be classified in stockholders’ equity, which effectively requires share settlement.

The Company noted that the preferred stock agreement does not specifically require the Company to settle the conversion feature in registered shares, however, does require share settlement upon conversion. In evaluating whether the Company could settle the conversion feature in unregistered shares, the Company considered the fact that the original issuance of the preferred stock to the private equity company was an unregistered offering, therefore settlement in unregistered shares is available to the Company.

The Registration Rights Agreement requires the Company to timely register the underlying common shares for potential conversion of the preferred stock and to maintain an effective registration statement. However, the Registration Rights Agreement also provides that in the event the Company fails to maintain an effective registration statement it would be subject to liquidating damages which can be settled in cash. Under ASC 825-20-25, it was concluded that the registration rights agreements are contingent obligations and shall be accounted for and recognized separately in accordance with ASC 450-20.

Note 18. Restructuring, page F-33

4.	We note from your disclosure on page 19 that you have entered into lease commitments to develop restaurants in Scottsdale, Arizona for which you do not intend to develop, and you are in litigation with the landlord for a release of obligations. Please tell us if the obligation for these restaurants has been included in the accrual reflected in Note 18. If not, or if there is a reasonable possibility that additional losses may be incurred, please revise the notes to the financial statements to include the disclosures required by ASC 450-20-50.

United States Securities and Exchange Commission

May 11, 2011

The Company has included its estimated obligation for the Scottsdale, Arizona lease commitments in Note 18. As of December 26, 2010, the amount accrued for these lease commitments of $1.2 million was based on management’s best estimate of the expected costs associated with this lease commitment and additional losses were not expected. On May 3, 2011, an Ohio court granted the Company’s motion for summary judgment in its defense of litigation regarding the two Scottsdale, Arizona lease commitments. The Company is required to pay $0.5 million to settle its outstanding lease commitment to the landlord. In addition, the Company has accrued $0.2 million in legal costs associated with this matter. The Company adjusted its first quarter 2011 financial statements in its Form 10-Q filed on May 6, 2011 for the $0.5 million reduction in the lease contingency as a Type 1 subsequent event consistent with the guidance in ASC 855-10-25.

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United States Securities and Exchange Commission

May 11, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (407) 333-7440.

Sincerely,

/s/ Robert M. Vincent

Robert M. Vincent
Executive Vice-President and Chief Financial Officer